UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number ______________

Electrovaya Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	3692	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

6688 Kitimat Rd.
Mississauga, Ontario, Canada L5N 1P8
(905) 855-4627
(Address and telephone number of Registrant's principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	ELVA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[  ] Yes  [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[  ] Yes  [  ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [  ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [  ]

EXPLANATORY NOTE

Electrovaya Inc. (the "Company", the "Registrant") is a Canadian public issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of the Registrant contains forward-looking statements including statements with respect to the effect of the global COVID-19 novel coronavirus pandemic and its impact on the Company's supply chain, customer demand and order flow, its health implications on employees and other stakeholders, and its effect on the Company's delivery schedule, other factors impacting revenue, the competitive position of the Company's products, global trends in technology supply chains, the Company's strategic objectives and financial plans, including the operations and strategic direction of Electrovaya Labs, the Company's products, including E-bus and electric lift truck applications and the potential for revenue from new applications (including the e-bus market), cost implications, continually increasing the Company's intellectual property portfolio, additional capital raising activities, the adequacy of financial resources to continue as a going concern, and also with respect to the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally. Forward-looking statements can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negatives thereof) and words and expressions of similar import. Readers and investors should note that any announced estimated and forecasted orders and volumes provided by customers and potential customers to Electrovaya also constitute forward-looking information and Electrovaya does not have (a) knowledge of the material factors or assumptions used by the customers or potential customers to develop the estimates or forecasts or as to their reliability and (b) the ability to monitor the performance of the business its customers and potential customers in order to confirm that the forecasts and estimates initially represented by them to Electrovaya remain valid. If such forecasts and estimates do not remain valid, or if firm irrevocable orders are not obtained, the potential estimated revenues of Electrovaya could be materially and adversely impacted.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the outcome of such statements involve and are dependent on risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Material assumptions used to develop forward-looking information in this AIF include, among other things, that that current customers will continue to make and increase orders for the Company's products; that the Company's alternate supply chain will be adequate to replace material supply and manufacturing; that the Company's products will remain competitive with currently-available alternatives in the market; that the alternative energy market will continue to grow and the impact of that market on the Company; the purchase orders actually placed by customers of Electrovaya; customers not terminating or renewing agreements; general business and economic conditions (including but not limited to currency rates and creditworthiness of customers); the relative effect of the global COVID-19 public health emergency on the Company's business, its customers, and the economy generally; the Company's technology enabling a new category of solid state battery that meets the requirements for broader market adoption; the Company's liquidity and capital resources, including the availability of additional capital resources to fund its activities; the Company's ability to consolidate its shares in contemplation of listing on NASDAQ; the Company's ability to list its common shares on NASDAQ; industry competition; changes in laws and regulations; contemplated transactions with SEJ (as defined herein); legal and regulatory proceedings; the ability to adapt products and services to changes in markets; the ability to retain existing customers and attract new ones; the ability to attract and retain key executives and key employees; the granting of additional intellectual property protection; and the ability to execute strategic plans. Information about risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found herein under the heading "Risk Factors", and in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.118, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.118, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included Exhibit 99.100.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2023, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$12,852	$12,852	$-	$-	$-
Capital (Finance) Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$6,517	$494	$1,920	$2,006	$2,097
Purchase Obligations	$3,672	$3,672	$-	$-	$-
Other Long-Term Liabilities Reflected on Balance Sheet	$4,742	$4,397	$345	$-	$-
Total	$27,783	$21,415	$2,265	$2,006	$2,097

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC.

By:	/s/ Raj Das Gupta
Name: Raj Das Gupta
Title: Chief Executive Officer

Date: June 22, 2023

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	News Release dated October 1, 2021

99.2	News Release dated October 13, 2021

99.3	News Release dated December 1, 2021

99.4	News Release dated December 2, 2021

99.5	Undertaking to File Documents and Material Contracts dated December 7, 2021

99.6	Undertaking In Respect of Credit Support Disclosure dated December 7, 2021

99.7	Other Undertakings dated December 7, 2021

99.8	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated December 7, 2021

99.9	Final Short Form Base Shelf Prospectus dated December 7, 2021

99.10	Auditor's Consent Letter dated December 7, 2021

99.11	Ontario Securities Commission Receipt dated December 7, 2021 for the Base Shelf Prospectus dated December 7, 2021

99.12	News Release dated December 16, 2021

99.13	Annual Information Form dated December 17, 2021

99.14	Management Discussion and Analysis for the period ended September 30, 2021 and September 30, 2020

99.15	Certification of Annual Filings by CFO dated December 20, 2021

99.16	Certification of Annual Filings by CEO dated December 20, 2021

99.17	Management Certification on Form 13-502F1 dated December 15, 2021

99.18	Audited Consolidated Financial Statements for the years ended September 30, 2021 and September 30, 2020

99.19	Management Certification on Form 13-501F1 dated December 15, 2021

99.20	News Release dated December 20, 2021

99.21	News Release dated January 12, 2022

99.22	News Release dated January 19, 2022

99.23	Notice of Meeting and Record Date dated February 25, 2022

99.24	Notice of Meeting and Record Date (amended) dated January 27, 2022

99.25	News Release dated February 7, 2022

99.26	News Release dated February 8, 2022

99.27	Management Discussion and Analysis for the period ended December 31, 2021 and December 31, 2020

99.28	Certification of Interim Filings by CFO dated February 14, 2022

99.29	Certification of Interim Filings by CEO dated February 14, 2022

99.30	Unaudited Condensed Interim Consolidated Financial Statements for the period ended December 31, 2021

99.31	News Release dated February 14, 2022

99.32	News Release dated February 16, 2022

99.33	News Release dated February 23, 2022

99.34	Notice of Meeting dated February 18, 2022

99.35	Management Information Circular dated February 18, 2022

99.36	Form of Proxy for Annual Meeting to be held on March 25, 2022

99.37	News Release dated March 8, 2022

99.38	News Release dated March 10, 2022

99.39	News Release dated March 16, 2022

99.40	News Release dated March 21, 2022

99.41	News Release dated March 25, 2022

99.42	News Release dated March 30, 2022

99.43	News Release dated April 7, 2022

99.44	News Release dated April 11, 2022

99.45	News Release dated April 13, 2022

99.46	News Release dated April 19, 2022

99.47	News Release dated May 3, 2022

99.48	News Release dated May 10, 2022

99.49	Management Discussion and Analysis for the period ended March 31, 2022 and March 31, 2021

99.50	Certification of Interim Filings by CFO dated May 10, 2022

99.51	Certification of Interim Filings by CEO dated May 10, 2022

99.52	Unaudited Condensed Interim Consolidated Financial Statements for the period ended March 31, 2022

99.53	News Release dated May 18, 2022

99.54	News release dated May 24, 2022

99.55	News release dated June 14, 2022

99.56	News release dated June 28, 2022

99.57	News release dated June 30, 2022

99.58	News release dated July 7, 2022

99.59	News release dated July 21, 2022

99.60	News release dated July 28, 2022

99.61	News release dated August 5, 2022

99.62	Certification of Interim Filings by CFO dated August 11, 2022

99.63	Certification of Interim Filings by CEO dated August 11, 2022

99.64	Management Discussion and Analysis for the period ended June 30, 2022 and June 30, 2021

99.65	Unaudited Condensed Interim Consolidated Financial Statements for the period ended June 30, 2022

99.66	News Release dated August 11, 2022

99.67	News Release dated October 3, 2022

99.68	News Release dated October 5, 2022

99.69	News Release dated November 3, 2022

99.70	News Release dated November 9, 2022

99.71	News Release dated November 14, 2022

99.72	Report of Exempt Distribution excluding Schedule 1 of Form 45-106F1

99.73	News Release dated November 22, 2022

99.74	News Release dated November 28, 2022

99.75	News Release dated November 28, 2022

99.76	News Release dated December 1, 2022

99.77	News Release dated December 5, 2022

99.78	Management Certification on Form 13-502F1 dated December 5, 2022

99.79	Audited Consolidated Financial Statements for the years ended September 30, 2022 and September 30, 2021

99.80	Management Certification on Form 13-501F1 dated December 5, 2022

99.81	Management Discussion and Analysis for the period ended September 30, 2022 and September 30, 2021

99.82	Certification of Annual Filings by CFO dated December 5, 2022

99.83	Certification of Annual Filings by CEO dated December 5, 2022

99.84	Annual Information Form dated December 5, 2022

99.85	Certification of Refiled Annual Filings by CFO dated December 16, 2022

99.86	Certification of Refiled Annual Filings by CEO dated December 16, 2022

99.87	Audited Consolidated Financial Statements (amended) for the year ended September 30, 2022

99.88	News Release dated December 29, 2022

99.89	Notice of Meeting and Record Date dated January 27, 2023

99.90	News Release dated February 1, 2023

99.91	News Release dated February 9, 2023

99.92	Management Discussion and Analysis for the period ended December 31, 2022 and December 31, 2021

99.93	Certification of Interim Filings by CFO dated February 13, 2023

99.94	Certification of Interim Filings by CEO dated February 13, 2023

99.95	Unaudited Condensed Interim Consolidated Financial Statements for the period ended December 31, 2022

99.96	News Release dated February 13, 2023

99.97	Notice of Meeting and Record Date dated February 15, 2023

99.98	News Release dated March 6, 2023

99.99	Notice of Meeting dated February 21, 2023

99.100	Management Information Circular dated February 21, 2023

99.101	Form of Proxy for Annual Meeting to be held on March 24, 2023

99.102	News Release dated March 9, 2023

99.103	News Release dated March 14, 2023

99.104	News Release dated April 3, 2023

99.105	News Release dated April 13, 2023

99.106	News Release dated April 18, 2023

99.107	News Release dated April 27, 2023

99.108	News Release dated March 27, 2023

99.109	News Release dated May 4, 2023

99.110	Management Discussion and Analysis for the period ended March 31, 2023

99.111	Certification of Interim Filings CFO dated May 4, 2023

99.112	Certification of Interim Filings CEO dated May 4, 2023

99.113	Unaudited Condensed Interim Consolidated Financial Statements for the period ended March 31, 2023

99.114	News Release dated May 16, 2023

99.115	News Release dated May 17, 2023

99.116	News Release dated June 12, 2023

99.117	Certificate of Amendment dated June 13, 2023

99.118	Consent of Goodman & Associates LLP